Filed by SilverBow Resources, Inc.

(Commission No.: 001-8754)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SilverBow Resources, Inc.

(Commission No.: 001-8754)

The following presentation was shared with SilverBow employees by SilverBow Resources, Inc. on June 25, 2024:

Employee Town Hall

Welcome! The combination of our two companies creates an exciting opportunity based on… Strong company values Operational Excellence A pathway to profitable growth A commitment to building a rewarding culture 2

What We’ll Cover Today 1 Introductions 2 Core Values and How We Work 3 Better Together: Our Combined Value Proposition 4 What to Expect: Integration Timeline & Overview 5 Your Questions and Feedback 3

Our Leadership Team David Rockecharlie Brandi Kendall Todd Falk Chief Executive Officer Chief Financial Officer Chief Accounting Officer Current CEO of Crescent since 2021 and Current CFO of Crescent since 2021 and Current CAO of Crescent since 2021 and of of its predecessor since 2020 of its predecessor since 2020 its predecessor since 2020 Current Partner & Head of KKR’s Energy Current Managing Director of KKR’s Current Managing Director & CAO of KKR’s Real Assets business Energy Real Assets business Energy Real Assets business Former Co-Founder & Co-CEO of RPM Former Director, FP&A at Marlin Former Director of Finance & Controller of Energy, Co-Head of Energy Group at Midstream, Finance Associate at NFR Vitruvian Exploration and Senior Manager at Jefferies, and Executive at El Paso Energy, Investment Banker at J.P. Morgan Deloitte Corporation and TPH & Co. John Minge Clay Rynd Bo Shi Chief Operating Officer Executive Vice President, General Counsel (Interim) Investments Senior Advisor and Interim COO of Current EVP, Investments at Crescent Current General Counsel and Corporate Crescent since 2021 and of its predecessor since Secretary of Crescent since 2021 Prior to joining the Crescent team, John 2020 Former Attorney at Vinson & Elkins LLP had a 37-year career at BP, where he Current Managing Director of KKR’s held a variety of engineering and Energy Real Assets business executive positions around the globe. Former Investment Banker at TPH & Co. Most recently, John led BP America as Chairman and President 4

Our Core Values Set High Standards: Set and Uphold Our Values: Treat each Never Compromise Safety: Promote Unity: Encourage a deliver on ambitious goals while other with respect and uphold our Protect the well-being of our sense of unity by working not compromising core values and values; we expect to win but not team, partners and communities together in person culture at all costs in every decision Collaborate: Share knowledge, Measure and Improve: Honest, Value Our Reputation: Do the Responsibly Manage stay flexible, and overcome data-driven performance right thing—do what we say we Resources: Keep earning our challenges as a team assessment, learn from mis-steps will do; build trust and goodwill stakeholders’ trust by delivering Develop Each Other: Attract and adjust quickly, continuously with stakeholders long-term value; approach every top talent, be transparent in our improve decision with an ownership Are Transparent: Communicate assessments and help each mindset Act with Urgency: Start by early and openly about progress other develop starting; prioritize action and and challenges Care for Our Environment: Recognize Contributions: decision-making with thoughtful Always strive for cleaner, better Embrace Accountability: Own Value and care for our people structures and plans in place operations our decisions, actions and and celebrate team and Pursue Mastery and Innovation: outcomes Care for our Communities: individual achievements Challenge assumptions, Value our local stakeholders and relentlessly seek ideas to their perspectives improve, foster a culture of learning 5

How We Work With a focus on delivering outstanding returns through operational excellence, discipline, integrity and stewardship Listen and respond to Develop a Aspire to be a Seek to reduce Manage and seek community and diverse and zero-incident Scope 1 GHG to reduce stakeholder inclusive workplace emissions freshwater use concerns environment Enhance our Aim to reduce Document water Formalize Maintain at least asset assurance absolute Scope 1 management community 30% diversity at organization and GHG emissions plans for all engagement the Board of EHS policies by 50% by 2027 operations, programs, Directors level (from 2021 including in water- improving the Strengthen EHS baseline and stressed regions ability of local risk management operations) stakeholders to process raise concerns Strive to maintain methane emissions intensity below 0.20% Sustainability Vision: Improvement Transparency Responsibility 6

How We Will Create Value High-Quality, Scaled and Complementary Assets: ✓Combination creates the 2nd largest operator in the Eagle Ford with a broader portfolio of low-decline, long-life production and a deep, high-quality inventory Focus on Free Cash Flow and Disciplined Capital Allocation: ✓Consistent track record of putting investors first, driving cash flow accretion for all shareholders, with strong balance sheet and peer-leading return of capital framework Potential for Meaningful Cost Savings and Efficiencies: ✓Annualized synergies of $65 – 100 MM driven by immediate cost of capital advantages, adjacent operations and overhead efficiencies Creates “Must-Own” Mid-Cap Primed for Sustainable Value Creation: ✓Scaled enterprise with demonstrated track record of prudent growth through returns-driven M&A, alongside significant capital markets tailwinds 7

Proven Track Record of Growth Through M&A Crescent has successfully transformed the business since going public, growing total production and its Eagle Ford footprint by ~3x while increasing its access to capital markets Pre IPO At IPO At Close 2022 2023 (2020) (2021) (Cumulative) 86 Mboe/d 116 Mboe/d 137 Mboe/d 149 Mboe/d ~250 Mboe/d Scaled Production and EBITDA(1) $465 MM $682 MM $900 MM $1.0 BN ~$2.1 BN Eagle Ford Acreage (1,000s) 143 143 144 231 453 High Yield Capital Raised Per Year — $500 MM $200 MM $1 BN $3.2 BN Maintained Low Leverage(2) 1.3x 1.3x 1.0x 1.3x 1.5x $86 MM $188 MM $485 MM Accessed Equity Capital Marketsïƒ»ïƒ» (secondary) ($155 MM primary) (primary+secondary) C R E S C E N T E N E R G Y (1) Production and EBITDA based on FY 2020, 6/30/2020, FY 2022 and FY 2023 metrics. For “CRGY Today,” production and EBITDA represents expected 2024 forecast. (2) Net LTM Leverage defined as the ratio of consolidated total debt (calculated as total principal amount of Senior Notes, plus borrowings on our Revolving Credit Facility and 8 unreimbursed drawings under letters of credit, less cash and cash equivalents) to LTM Adjusted EBITDAX.

Better Together

High-quality, scaled and complementary asset portfolio

- Core footprint across the Eagle Ford & Rockies[(1)]
- Significant production base, with >$6 Bn of PDP PV10[(2)]
- Balanced commodity mix and peer-leading decline rate provide cash flow stability
- 10+ years of inventory supports attractive reinvestment opportunities and duration



Rockies
~30% of '24E Production
~30% of '24E Capital Program
Eagle Ford / Texas
~70% of '24E Production
~70% of '24E Capital Program
Operating Rigs

(1) Pro forma company operations centered on Eagle Ford / Texas and Rockies regions, but include minor assets across other basins.
(2) PV-10 is a non-GAAP measure. Based on YE'23 reserves at YE'23 SEC pricing of $78.22 / bbl for oil and $2.64 / MMbtu for gas.

Crescent Energy | SilverBow Resources
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A Leader in the Eagle Ford

Alongside ConocoPhillips & EOG

Leading Eagle Ford Position



Guadalupe
Kinney
Uvalde
Medina
Bexar
Gonzales
Wilson
Maverick
Atascosa
DeWitt
Zavala
Frio
Karnes
Goliad
Dimmit
La Salle
Bee
Refugio
McMullen
Live Oak
San Patricio
Jim Wells
Duval
Webb
Nueces
Crescent Energy
SilverBow Resources
Other Operators

Gross Operated EF Production[(1)]

(Mboe/d)



300
200
100
0
Top 10 Eagle Ford Peers
EOG
Pro Forma
COP
Status Quo
Status Quo

EF Net Acres[(2)]

(000's)



600
450
300
150
0
Top 10 Eagle Ford Peers
EOG
MGY
Pro Forma
MRO
Status Quo
Status Quo

Crescent Energy | SilverBow Resources

Source: Enverus as of 5/10/24.
(1) Based on YTD actual production for months with complete data. Includes largest 10 operators besides CRGY, SBOW and pro forma CRGY. Peers include BP, BTE, COP, DVN, EOG, Ineos, Lewis, MRO, SM and Verdun.
(2) Includes largest 10 operators besides CRGY, SBOW and pro forma CRGY. Peers include APA, Blackbrush, BP, BTE, Conquistador, COP, EOG, Lewis, MGY and MRO.

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Communication Process It is our intent for SilverBow employees to be notified of their job status before close Employee Group #1 Great talent from both companies needed to successfully run the combined organization; leaders from both teams working Full-Time Employment with on organizational design Crescent Employee Group #2 Some SilverBow employees in select departments will be needed to work on transition for a defined period after closing Transitional Employment with before being separated with severance in accordance with Crescent plan terms Employee Group #3 For SilverBow employees who do not receive a full-time or transition role, severance will be offered at separation in Separation at or around Close accordance with plan terms with Severance 11

Transaction Timeline

We're on track to close during the third quarter

- May 16th: Crescent Energy announces agreement to acquire SilverBow Resources
- Early June: Team comprised of members of both Crescent and SilverBow kick off integration workstreams
- June 25th and 26th: Town Hall meetings with SilverBow employees and Crescent Energy leaders
- July: Organizational design and collaborative people selection across both organizations
- Prior to Close: Provide job status to employees (contingent on closing)
- Prior to the End of Third Quarter: Legal Close
- Day after Closing: Day 1 Welcome and on-boarding for SilverBow employees continuing with Crescent Energy
- Late Q3-Q4: Schedule compensation and benefit HR information sessions

Crescent Energy | SilverBow RESOURCES

12

Thank You 13

Your Questions

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Silverbow and Crescent Energy Company (“Crescent”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information About the Transaction

In connection with the Transaction, on June 24, 2024, Crescent filed with the U.S. Securities and Exchange Commission (“SEC”) an amendment to the registration statement on Form S-4 (the “Registration Statement”) originally filed on June 13, 2024, to register the shares of Crescent Class A common stock to be issued in connection with the Transaction. The Registration Statement includes a joint proxy statement of Crescent and SilverBow and a prospectus of Crescent. The information in the Registration Statement is not complete and may be changed. Crescent and SilverBow may also file other documents with the SEC regarding the Transaction. After the Registration Statement is declared effective, a definitive joint proxy statement/prospectus will be mailed to the stockholders of Crescent and SilverBow. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Crescent or SilverBow may file with the SEC or mail to stockholders of Crescent or SilverBow in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND SILVERBOW ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Crescent or SilverBow through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at https://ir.crescentenergyco.com, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001. Copies of documents filed with the SEC by SilverBow will be made available free of charge on SilverBow’s website at https://sbow.com under the “Investor Relations” tab or by directing a request to Investor Relations, SilverBow Resources, Inc., 920 Memorial City Way, Suite 850, Houston, TX 77024, Tel. No. (281) 874-2700. The information included on, or accessible through, SilverBow’s or Crescent’s website is not incorporated by reference into this document.

Participants in the Solicitation Regarding the Transaction

Crescent, SilverBow and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Crescent’s directors and executive officers is contained in the Crescent’s Annual Report on 10-K for the year ended December 31, 2023 filed with the SEC on March 4, 2024. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Crescent’s website at https://ir.crescentenergyco.com. Information regarding SilverBow’s executive officers and directors is contained in the definitive proxy statement for SilverBow’s 2024 Annual Meeting of Stockholders filed with the SEC on April 9, 2024 (the “Definitive Proxy Statement”). You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing the SilverBow’s website at https://sbow.com. To the extent holdings of SilverBow’s securities by SilverBow’s directors and executive officers changes from the information included in this communication, such information will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are available free of charge as described above.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or SilverBow expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Crescent may not approve the issuance of new shares of common stock in the Transaction or that stockholders of SilverBow may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s common stock or SilverBow’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and SilverBow to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or SilverBow’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://ir.crescentenergyco.com and on the SEC’s website at http://www.sec.gov, and those detailed in SilverBow’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on SilverBow’s website at https://sbow.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Crescent or SilverBow believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and SilverBow undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.